May 18, 2022

VIA EDGAR

Michael Davis

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Acceleration Request of Landos Biopharma, Inc., (the “Company”), dated May 16, 2022 for the Registration Statement on Form S-3 (File No. 333-263836)

Dear Mr. Davis,

On behalf of the Company, I hereby formally request the withdrawal of the acceleration request of Landos Biopharma, Inc. with respect to the above referenced registration statement, submitted via Edgar on May 16, 2022.

Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours,

LANDOS BIOPHARMA, INC.

By:	/s/ Tim M. Mayleben
Tim M. Mayleben
Chief Executive Officer